CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$1,000,000	$114.60

Pricing supplement no. 125

To prospectus dated November 14, 2011,

prospectus supplement dated November 14, 2011,

product supplement no. 6-I dated November 14, 2011 and

underlying supplement no. 1-I dated November 14, 2011

Registration Statement No. 333-177923 Dated January 20, 2012 Rule 424(b)(2)

$1,000,000
Upside Knock-Out Notes Linked to the S&P 500® Index due January 25, 2016

General

—

The notes are designed for investors who seek exposure to the appreciation of the S&P 500® Index over the term of the notes. Investors should be willing to forgo interest and dividend payments as well as (1) any appreciation of the S&P 500® Index of more than 46.00% above the Initial Index Level and (2) any appreciation of the S&P 500® Index of more than 10% if a Knock-Out Event occurs. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

—	Cash payment at maturity of principal plus the Additional Amount, as described below
—	Senior unsecured obligations of JPMorgan Chase & Co. maturing January 25, 2016*
—	Minimum denominations of $1,000 and integral multiples thereof
—	The notes priced on January 20, 2012 and are expected to settle on or about January 25, 2012.

Key Terms

Index:	The S&P 500® Index (“SPX”) (the “Index”)
Payment at Maturity:

At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.

You are entitled to repayment of principal in full at maturity subject to the credit risk of JPMorgan

Additional Amount:

The Additional Amount per $1,000 principal amount note payable at maturity will be calculated as follows:

(1)       If a Knock-Out Event does not occur, $1,000 × the Index Return × the Participation Rate; provided that the Additional Amount will not be less than zero; or

(2)       If a Knock-Out Event occurs, $1,000 × the Knock-Out Rate. Under these circumstances, the Additional Amount you receive at maturity will be equal to $100.

Accordingly, because the Knock-Out Level is 146% of the Initial Index Level and the Participation Rate is 100%, the maximum Additional Amount is $460 per $1,000 principal amount note.

Participation Rate:	100%
Knock-Out Event:	If the Index closing level is greater than the Knock-Out Level on any day during the Monitoring Period, a Knock-Out Event will have occurred.
Knock-Out Level:	1920.4548, which is 146.00% of the Initial Index Level
Knock-Out Rate:	10%, which results in an Additional Amount equal to $100 if a Knock-Out Event occurs
Monitoring Period:	The period from but excluding the pricing date to and including the Observation Date
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which was 1315.38
Ending Index Level:	The Index closing level on the Observation Date
Observation Date*:	January 20, 2016
Maturity Date*:	January 25, 2016
CUSIP:	48125VKB5
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Component” in the accompanying product supplement no. 6-I

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-16 of the accompanying product supplement no. 6-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 1-I and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$25.50	$974.50
Total	$1,000,000	$25,500	$974,500
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $25.50 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of $2.50 per $1,000 principal amount note. These concessions include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. This commission includes the projected profits that our affiliates expect to realize, some of which have been allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-76 of the accompanying product supplement no. 6-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

January 20, 2012

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 6-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated January 19, 2012 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 6-I and “Risk Factors” in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

—	Product supplement no. 6-I dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007596/e46161_424b2.pdf

—	Underlying supplement no. 1-I dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

—	Prospectus supplement dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

—	Prospectus dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Selected Purchase Considerations

—

POTENTIAL PRESERVATION OF CAPITAL AT MATURITY — Subject to the credit risk of JPMorgan Chase & Co., the payout formula allows you to receive at least your initial investment in the notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

—

APPRECIATION POTENTIAL — If a Knock-Out Event has not occurred, at maturity, in addition to your principal, for each $1,000 principal amount note, you will receive a payment equal to $1,000 × the Index Return × the Participation Rate, provided that this payment (the Additional Amount) will not be less than zero. If a Knock-Out Event has occurred, at maturity, in addition to your principal, for each $1,000 principal amount note, you will receive a payment equal to $100. Accordingly, because the Knock-Out Level is 146% of the Initial Index Level and the Participation Rate is 100%, the maximum Additional Amount is $460 per $1,000 principal amount note.

—

RETURN LINKED TO THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. See “Equity Index Descriptions — The S&P 500® Index” in the accompanying underlying supplement no. 1-I.

—

TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” and in particular the subsection thereof entitled “— Notes Treated as Contingent Payment Debt Instruments” in the accompanying product supplement no. 6-I. In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will be required to accrue as interest income original issue discount on your notes in each taxable year at the comparable yield, as determined by us, although we will not make any payment with respect to the notes until maturity. Upon sale or exchange (including redemption at maturity), you generally will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and your adjusted tax basis in the note. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations. Special rules may apply if the Additional Amount is determined prior to the Observation Date as a result of a Knock-Out Event. You should consult your tax adviser concerning the application of these rules. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in notes, including the treatment of the difference, if any, between the basis in their notes and the notes’ adjusted issue price.

The discussion in the preceding paragraph, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” (and in particular the subsection thereof entitled “— Notes Treated as Contingent Payment Debt Instruments”) in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

JPMorgan Structured Investments — Upside Knock-Out Notes Linked to the S&P 500® Index	PS-1

—

COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We have determined the “comparable yield” is an annual rate of 2.89%, compounded semiannually. Based on our determination of the comparable yield, the “projected payment schedule” per $1,000 note consists of a single payment at maturity, equal to $1,121.64. Assuming a semiannual accrual period, the following table sets out the amount of OID that will accrue with respect to a note during each calendar year, based upon our determination of the comparable yield and the projected payment schedule:

Calendar Period	Accrued OID During Calendar Period (Per $1,000 Note)	Total Accrued OID from Issue Date (Per $1,000 Note) as of End of Calendar Period
January 25, 2012 through December 31, 2012	$27.07	$27.07
January 1, 2013 through December 31, 2013	$29.90	$56.97
January 1, 2014 through December 31, 2014	$30.76	$87.73
January 1, 2015 through December 31, 2015	$31.66	$119.39
January 1, 2016 through January 25, 2016	$2.25	$121.64

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the Additional Amount, if any, that we will pay on the notes. The amount you actually receive at maturity or earlier sale or exchange of your notes will affect your income for that year, as described above under “Taxed as Contingent Payment Debt Instruments.”

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the equity securities underlying the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 6-I dated November 14, 2011 and the “Risk Factors” section of the accompanying underlying supplement no. 1-I dated November 14, 2011.

—

MARKET RISK — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether a Knock-Out Event occurs and, if a Knock-Out Event does not occur, whether, and the extent to which, the Index Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX RETURN IS ZERO OR NEGATIVE AND A KNOCK-OUT EVENT DOES NOT OCCUR.

—

THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY — You may receive a lower payment at maturity than you would have received if you had invested in the Index, the stocks composing the Index or contracts related to the Index. If the Ending Index Level is less than or equal to the Initial Index Level and if a Knock-Out Event has not occurred, the Additional Amount will be zero. This will be true even if the level of the Index was greater than the Initial Index Level at some time during the term of the notes but falls below the Initial Index Level on the Observation Date.

—

CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

—

POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that these hedging activities or other trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines.

In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

—

THE KNOCK-OUT FEATURE WILL LIMIT YOUR RETURN ON THE NOTES AND MAY AFFECT YOUR PAYMENT AT MATURITY — Your investment in the notes may not perform as well as an investment in a security with a return based solely on the performance of the Index. Your ability to participate in the appreciation of the Index may be limited to a payment on the notes at the Knock-Out Rate of 10%. If a Knock-Out Event occurs, the return on each $1,000 principal amount note will equal $1,000 × the Knock-Out Rate of 10%, or $100, and will not be determined by reference to the Index Return, even though the Index Return may reflect significantly greater appreciation in the Index than 10%.

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THE MAXIMUM RETURN ON AN INVESTMENT IN THE NOTES IS 46.00% AT MATURITY AND IS LIMITED BY THE KNOCK-OUT LEVEL — Your investment in the notes may not perform as well as an investment with a return based solely on the performance of the Index. Your ability to participate in the appreciation of the Index may be limited by the Knock-Out Level. Regardless of whether the Ending Index Level is greater than or less than the Initial Index Level, if a Knock-Out Event has not occurred, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an Additional Amount that will not exceed 46.00% of the principal amount, regardless of the appreciation in the Index, which may be significant. Under these circumstances, your return will not reflect any potential increase in the Ending Index Level as compared to the Initial Index Level of more than the Knock-Out Level. Therefore, your upside appreciation is limited by the Knock-Out Level.

JPMorgan Structured Investments — Upside Knock-Out Notes Linked to the S&P 500® Index	PS-2

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YOUR RETURN ON THE NOTES MAY BE LESS THAN THE KNOCK-OUT RATE — If a Knock-Out Event does not occur, the Additional Amount will be equal to $1,000 × Index Return × Participation Rate, provided that the Additional Amount will not be less than zero, and will not be determined by reference to the Knock-Out Rate. Under these circumstances, because the Participation Rate is 100%, if the Index Return is less than 10%, your return on the notes will be less than if a Knock-Out Event were to occur.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “— Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

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RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF THE INDEX IS VOLATILE — The likelihood of the Index closing above the Knock-Out Level on any day during the Monitoring Period, and thereby triggering a Knock-Out Event, will depend in large part on the volatility of the Index — the frequency and magnitude of changes in the level of the Index.

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NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the Index closing level on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

—	whether a Knock-Out Event occurs;
—	the actual and expected volatility of the Index;
—	the time to maturity of the notes;
—	the dividend rate on the equity securities underlying the Index;
—	interest and yield rates in the market generally;
—	a variety of economic, financial, political, regulatory and judicial events; and
—	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Upside Knock-Out Notes Linked to the S&P 500® Index	PS-3

Sensitivity Analysis – Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The table below illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performances for the Index Return from -80% to +80%. The following table and examples assume an Initial Index Level of 1300 and Knock-Out Level of 1898 (which is equal to 146% of the hypothetical Initial Index Level), and reflect the Participation Rate of 100% and the Knock-Out Rate of 10%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Note Total Return if Knock-Out Event Does Not Occur (1)	Note Total Return if Knock- Out Event Occurs (2)
2340.00	80.00%	N/A	10.00%
2210.00	70.00%	N/A	10.00%
2080.00	60.00%	N/A	10.00%
1950.00	50.00%	N/A	10.00%
1898.13	46.01%	N/A	10.00%
1898.00	46.00%	46.00%	10.00%
1820.00	40.00%	40.00%	10.00%
1690.00	30.00%	30.00%	10.00%
1560.00	20.00%	20.00%	10.00%
1430.00	10.00%	10.00%	10.00%
1365.00	5.00%	5.00%	10.00%
1332.50	2.50%	2.50%	10.00%
1316.25	1.25%	1.25%	10.00%
1300.00	0.00%	0.00%	10.00%
1235.00	-5.00%	0.00%	10.00%
1170.00	-10.00%	0.00%	10.00%
1040.00	-20.00%	0.00%	10.00%
910.00	-30.00%	0.00%	10.00%
780.00	-40.00%	0.00%	10.00%
650.00	-50.00%	0.00%	10.00%
520.00	-60.00%	0.00%	10.00%
390.00	-70.00%	0.00%	10.00%
260.00	-80.00%	0.00%	10.00%
(1)	The Index closing level is less than or equal to 1898 (146% of the hypothetical Initial Index Level) on each day during the Monitoring Period.
(2)	The Index closing level is greater than 1898 (146% of the hypothetical Initial Index Level) on at least one day during the Monitoring Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Index closing level increases from the Initial Index Level of 1300 to an Ending Index Level of 1560 and a Knock-Out Event has not occurred. Because (i) the Ending Index Level of 1560 is greater than the Initial Index Level of 1300 and (ii) a Knock-Out Event has not occurred, the Additional Amount is equal to $200 and the payment at maturity is equal to $1,200 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × [(1560-1300)/1300] × 100%) = $1,200

Example 2: The Index closing level decreases from the Initial Index Level of 1300 to an Ending Index Level of 1040 and a Knock-Out Event has not occurred. Because (i) the Ending Index Level of 1040 is less than the Initial Index Level of 1300 and (ii) a Knock-Out Event has not occurred, the payment at maturity per $1,000 principal amount note is the principal amount of $1,000.

Example 3: The Index closing level increases from the Initial Index Level of 1300 to an Ending Index Level of 1950. Because the Ending Index Level of 1950 is greater than the Knock-Out Level of 1898, a Knock-Out Event has occurred. Accordingly, the Additional Amount is equal to $100 and the payment at maturity is equal to $1,100, calculated as follows:

$1,000 + ($1,000 × 10%) = $1,100

Example 4: The Index closing level increases from the Initial Index Level of 1300 to an Ending Index Level of 1560 and a Knock-Out Event has occurred. Even though the Ending Index Level of 1560 is greater than the Initial Index Level of 1300 by 20%, because a Knock-Out Event has occurred, the Additional Amount is equal to $100 and the payment at maturity is equal to $1,100, calculated as follows:

$1,000 + ($1,000 × 10%) = $1,100

Example 5: The Index closing level decreases from the Initial Index Level of 1300 to an Ending Index Level of 1170 and a Knock-Out Event has occurred. Even though the Ending Index Level of 1170 is less than the Initial Index Level of 1300, because a Knock-Out Event has occurred, the Additional Amount is equal to $100 and the payment at maturity is equal to $1,100, calculated as follows:

$1,000 + ($1,000 × 10%) = $1,100

The hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payouts shown above would likely be lower.

JPMorgan Structured Investments — Upside Knock-Out Notes Linked to the S&P 500® Index	PS-4

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly historical Index closing levels from January 5, 2007 through January 20, 2012. The Index closing level on January 20, 2012 was 1315.38. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date or any day during the Monitoring Period. We cannot give you assurance that the performance of the Index will result in any positive return on your initial investment.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated November 14, 2011, which has been filed as Exhibit 5.2 to the Registration Statement on Form S-3 filed by us on November 14, 2011.

JPMorgan Structured Investments — Upside Knock-Out Notes Linked to the S&P 500® Index	PS-5